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                              [CELTRIX LETTERHEAD]


NEWS RELEASE



                                CONTACT:   David M. Rosen, Ph.D.
                                           Senior Vice President,
                                           Research and Development
                                           (408) 988-2500


              CELTRIX INITIATES PHASE II CLINICAL FEASIBILITY STUDY
                                   IN DIABETES

            COMPANY ENTERS NEW DISEASE INDICATION WITH SOMATOKINE(R)


        SANTA CLARA, CA -- July 15, 1998 -- Celtrix Pharmaceuticals, Inc. (Nasdaq: CTRX) today announced that it has initiated a Phase II clinical feasibility study of SomatoKine(R), the company's novel IGF-BP3 complex, in patients with Type I diabetes. In addition to the inability to produce sufficient insulin, these patients typically have low levels of IGF-I (insulin-like growth factor-I). This study will assess SomatoKine's ability to improve glycemic control (control over blood glucose levels) and lower the requirement for exogenous (injected) insulin in treated patients.

        Clinical studies conducted by others have shown that treatment with free IGF-I increases insulin sensitivity in diabetic patients. Increased insulin sensitivity enables patients to better control their blood glucose and reduce their requirement for exogenous insulin. However, these studies used IGF-I without its regulatory binding protein, BP3, and side effects were often observed.

        "Based on the therapeutic potential that IGF-I has shown in diabetic patients, and the high level of safety that we have already demonstrated for SomatoKine, we are encouraged to initiate a feasibility study in this major indication," said Andreas Sommer, Ph.D., Celtrix's president and chief executive officer. "This study addresses an important medical market where improved therapies are needed. Our goal is to demonstrate that SomatoKine can provide good glycemic control and lower the requirement for exogenous insulin, and thus reduce damaging diabetic complications."

        The study will be conducted in the United States and is planned to include 12 patients with Type I diabetes who are between the ages of 18 and 40. Investigators will evaluate a number of parameters important to diabetic patients, including the amount of insulin required to maintain glycemic control. The study will be randomized, placebo-controlled and double-blinded.

ABOUT DIABETES

        Diabetes is a disease in which the body does not produce or properly use insulin, a hormone that is needed to convert sugar, starches and other food into energy. Diabetes affects over 5% of the populations of North America, Europe, and Japan. In the United States alone, the American Diabetes Association estimates 10.3 million people have been diagnosed with the disease, and it is the seventh leading cause of death.


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"Celtrix Initiates Phase II Clinical Feasibility Study in Diabetes"
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        Diabetes is associated with a number of life-threatening complications including heart disease and stroke, kidney disease, blindness, nervous disorders and circulatory problems which can lead to amputations. As a result, it is one of the most costly health problems in America, with medical expenses related to treatment of the disease and its complications running over $45 billion annually.

THE SOMATOKINE COMPLEX

        SomatoKine is the recombinant equivalent of the natural complex formed by the hormone insulin-like growth factor-I (IGF-I) and its regulatory binding protein (BP3). IGF-I plays multiple roles in diverse biological processes, including bone and muscle formation. IGF-I also plays a key role in the control of blood glucose. BP3 contains biological information important for the body's natural regulation of IGF-I bioavailability and biodistribution. Administration of SomatoKine, the IGF-BP3 complex, establishes a circulating reservoir of IGF-I that is proving in clinical research to be both safe and effective.

CELTRIX PHARMACEUTICALS

        Celtrix is a biopharmaceutical company developing therapeutics for seriously debilitating, degenerative conditions primarily associated with severe trauma, chronic diseases or aging. The company's focus is on SomatoKine, the novel IGF-BP3 complex, for treatment of a broad range of metabolic disorders. In addition to clinical testing in diabetes, SomatoKine is currently undergoing Phase II clinical testing for the treatment of severe osteoporosis (recovery from hip fracture surgery) and traumatic burns. Celtrix has also licensed rights for development of another molecule, TGF-beta-2, to Genzyme Corporation for incorporation into their comprehensive program for tissue repair. TGF-beta-2 is currently in Phase II clinical testing for treatment of dermal ulcers.

        This news release contains certain forward-looking statements within the meaning of Section 21 of the Securities Exchange Act of 1934, as amended. Actual results may differ materially from the statements made, as a result of various factors, including risks associated with the outcomes of future clinical trials involving SomatoKine for the treatment of diabetes, as well as risks associated with future research, clinical study results, the regulatory approval process, competitive products and other factors which are listed from time to time in Celtrix's Securities and Exchange Commission (SEC) filings. These forward-looking statements represent Celtrix's judgment as of the date of this news release.


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